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                                  Commission File No.

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of April, 2001

               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

            c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                        Elliniko GR-16777
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of a press release of Enterprises Shipholding Corporation (the "Company") dated
April 26, 2001.
















































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                  ENTERPRISES SHIPHOLDING LOGO


FOR IMMEDIATE RELEASE

          ENTERPRISES SHIPHOLDING CORPORATION ANNOUNCES
                RETENTION OF FINANCIAL ADVISOR TO
               EXPLORE ITS STRATEGIC ALTERNATIVES


         Athens, Greece - April 26th, 2001. Enterprises Shipholding Corporation (the "Company") announced today that it has retained Credit Suisse First Boston as its financial advisor to assist the Company in its consideration of certain restructuring alternatives. The Company and its advisors are reviewing the Company's strategic alternatives, including the Company's possible exit from the refrigerated cargo vessel, or "reefer" vessel industry.

         The Company also announced that it does not intend to pay the interest payment on its 8 7/8% Senior Notes due 2008 that is due in May 2001. The Company has paid and will continue to pay its trade obligations, having sufficient cash to meet its current and future trade obligations The Company will continue to service its senior secured commercial bank debt.

         The Company is one of the world's leading independent owners and operators of oceangoing reefer vessels. The Company's fleet consists of 22 vessels, including 19 reefer vessels and three 2205 TEU geared container vessels. The Company's vessels transport deciduous fruits, bananas, frozen poultry and citrus fruits worldwide, primarily between Central America, the Caribbean, West Africa and Europe.

Contact:

Kostas Koutsoubelis
Chief Financial Officer
Enterprises Shipholding Corporation
Tel. 011-301-894-5061

                   FORWARD LOOKING STATEMENTS:

         This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, concerning the Company's future operations, performance and financial condition. These forward-looking statements, which reflect the Company's current intent, belief and expectations, are based on a number of assumptions that are subject to uncertainties and contingencies, many of which are beyond the Company's control. Various factors may cause actual


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results to differ materially from those expressed or implied in the forward-looking statements of this announcement. These factors include the absence of unexpected financial obligations of the Company, the ability of the Company to achieve anticipated levels of profitability, possible material changes in the Company's business, the charter market for reefer vessels, changes in demand for fresh fruit, frozen meats and other products that the Company's vessels carry, competition from other types of vessels to carry products that reefer vessels traditionally carry and changes in the value of the Company's vessels. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today's date. The Company undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.





































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                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ENTERPRISES SHIPHOLDING CORPORATION
                             (registrant)


Dated: April 30, 2001        By:  /s/ Victor Restis
                                  ___________________________
                                  Victor Restis
                                  President and Chief
                                  Executive Officer



































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